Exhibit (e)(20)

COMMERCIAL METALS COMPANIES

BENEFIT RESTORATION PLAN

PREAMBLE

WHEREAS, Commercial Metals Company, a corporation formed under the laws of the State of Delaware, desires to establish a benefit restoration plan for the exclusive benefit of a select group of management and highly compensated employees of Commercial Metals Company and its Affiliates to restore certain retirement benefits on behalf of such employees decreased due to limitations imposed by the Internal Revenue Code of 1986 and subsequent legislation;

WHEREAS, Commercial Metals Company intends that any Participant or Beneficiary under the Plan shall have the status of an unsecured general creditor with respect to the Plan and the Trust Fund, if any, established in connection with the Plan;

NOW, THEREFORE, Commercial Metals Company hereby establishes the Commercial Metals Companies Benefit Restoration Plan, effective September 1, 1995.

ARTICLE I

DEFINITIONS

1.1 “Account” shall mean the record maintained by the Committee showing the monetary value of the individual interest in the Plan of each Participant or Beneficiary. The term “Account” shall refer only to a bookkeeping entry and shall not be construed to require the segregation of assets on behalf of any Participant or Beneficiary.

1.2 “Affiliate” shall mean a member of a controlled group of corporations (as defined in Section 414(b) of the Code), a group of trades or businesses (whether or not incorporated) which are under common control (as defined in Section 414(c) of the Code), or an affiliated service group (as defined in Section 414(m) of the Code) of which the Company is a member; and any entity otherwise required to be aggregated with the Company pursuant to Section 414(o) of the Code or the regulations issued thereunder.

1.3 “Annual Compensation” shall mean the total amounts paid or accrued by the Company or an Affiliate to an employee as remuneration for personal services rendered during each Plan Year, including bonuses and commissions, as reported on the employee’s federal income tax withholding statement or statements (IRS Form W-2 or its subsequent equivalent), together with any amounts not includable in such employee’s gross income pursuant to Sections 125 or 402(g) of the Code, but Annual Compensation shall not include (1) moving expenses and (2) amounts, if any, realized from the sale, exchange or other disposition of stock acquired under a statutory stock option.

1.4 “Beneficiary” shall mean the Beneficiary designated by each Participant under the Profit Sharing Plan; provided, however, that a Participant may designate a different Beneficiary hereunder by delivering to the Committee a written beneficiary designation, in the form provided by the Committee, and executed specifically with respect to this Plan.

1.5 “Board” shall mean the Board of Directors of Commercial Metals Company.

1.6 “Change in Control” shall mean the occurrence of any one or more of the following events:

(a) any Person (as defined below) becomes the Beneficial Owner (as defined below) of securities of the Company having twenty percent (20%) or more of the total number of votes that may be cast for the election of directors of the Company; or

(b) the shareholders of the Company approve the sale or other disposal of all or substantially all of the assets of the Company (including a plan of liquidation or dissolution) or the merger or consolidation of the Company with or into another corporation, in accordance with the requirements of the Certificate of Incorporation of the Company and applicable law; or

(c) as a result of or in connection with any tender offer, exchange offer, merger or other business combination, sale of assets or contested election of directors, or any combination of the foregoing, the individuals who are directors of the Company just prior to such event shall cease to constitute the majority of the Board.

For purposes of this Section 1.6, a “Person” means any individual, firm, corporation, partnership, trust or other entity. Two or more Persons who agree to act together for the purpose of acquiring, holding, voting, or disposing of securities of the Company shall be deemed a “Person.” Excluded from the definition of “Person” are the Company and any subsidiaries of the Company, whether individually or in any combination.

For purposes of this Section 1.6, a Person is a “Beneficial Owner” of securities of the Company if such Person or any of such Person’s Affiliates (as defined below) or Associates (as defined below) has or shares, directly or indirectly through any contract, arrangement, understanding or otherwise, the power to vote or direct the voting of securities of the Company or the power to dispose or direct the disposition of securities of the Company. A Person shall be the Beneficial Owner of those securities of the Company that such Person or any of such Person’s Affiliates or Associates has the right to become the Beneficial Owner of (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants, options or otherwise.

For purposes of this Section 1.6 only, an “Affiliate” of a specified Person is a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

For purposes of this Section 1.6, an “Associate” of a specified Person is (i) any corporation or organization (other than the Company or any subsidiary of the Company) of which such Person is an officer or partner or is, directly or indirectly, the Beneficial Owner of ten percent (10%) or more of any class of equity securities, (ii) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, or (iii) any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person or who is a director or officer of the Company or any subsidiary of the Company.

1.7 “Code” shall mean the Internal Revenue Code of 1986, as it may be amended from time to time, and the rules and regulations promulgated thereunder.

1.8 “Committee” shall mean the Compensation Committee of the Board.

1.9 “Company” shall mean Commercial Metals Company or its successor or successors.

1.10 “Disability” shall mean a physical or mental condition, the occurrence of which shall entitle a Participant to benefits under the long-term disability plan of the Company or an Affiliate in which such individual participates.

1.11 “Effective Date” shall mean September 1, 1995.

1.12 “Normal Retirement Age” shall mean the age of sixty-five (65) years.

1.13 “Participant” shall mean an individual who has been designated by the Committee as being eligible to participate in the Plan.

1.14 “Plan” shall mean the Commercial Metals Companies Benefit Restoration Plan, as amended from time to time.

1.15 “Plan Year” shall mean the annual period beginning September 1 and ending August 31, both dates inclusive of each year.

1.16 “Profit Sharing Plan” shall mean either the Commercial Metals Companies Profit Sharing and 401(k) Plan or the Structural Metals, Inc. Profit Sharing and 401(k) Plan, as applicable, each of said plans to apply by reference solely to those Participants hereunder who participate in such plan.

1.17 “Trust Agreement” shall mean the agreement, if any, including any amendments thereto entered into between the Company and the Trustee for the accumulation of contributions made under the Plan.

1.18 “Trust Fund” shall mean the cash and other properties held and administered by the Trustee pursuant to the Trust Agreement.

1.19 “Trustee” shall mean the designated trustee acting at any time under the Trust Agreement.

1.20 “Valuation Date” shall mean the last day of November, February, May and August of each Plan Year.

1.21 “Year of Service” shall mean a year of service, as such term is defined in the Profit Sharing Plan.

ARTICLE II

ELIGIBILITY

Participation in the Plan shall be made available to a select group of individuals, as determined by the Committee, who are providing services to the Company or an Affiliate in key positions of management and responsibility and who are eligible to make contributions to the Profit Sharing Plan, the amount of which is reduced by reason of the application of the limitations set forth in Sections 401(a)(17) or 402(g)(l) of the Code. Such individuals may elect to participate hereunder by executing a participation agreement in such form and at such time as the Committee shall require, provided that each participation agreement shall be executed no later than the last day of August immediately preceding the Plan Year for which an individual elects to make contributions to the Plan in accordance with the provisions of Section 3.1 hereof. Notwithstanding the foregoing, in the first year in which an individual becomes eligible to participate in the Plan, he may elect to participate in the Plan by executing a participation agreement, in such form as the Committee shall require, within thirty (30) days of the date on which he is notified by the Committee of his eligibility to participate in the Plan. In such event, his election to participate in the Plan shall become effective as of the first full payroll period beginning on or after the September 1, December 1, March 1 or June 1 immediately following the Committee’s receipt of his participation agreement. The determination as to the eligibility of any individual to participate in the Plan shall be in the sole and absolute discretion of the Committee, whose decision in that regard shall be conclusive and binding for all purposes hereunder.

ARTICLE III

CONTRIBUTIONS

3.1 For any Plan Year, a Participant who elects to contribute to the Profit Sharing Plan the lesser of: (i) the maximum elective deferral permitted under Section 402(g)(l) of the Code with respect to the taxable year in which such Plan Year begins, or (ii) the maximum elective contributions permitted under the terms of the Profit Sharing Plan with respect to such Plan Year, may irrevocably elect to defer a portion of the Annual Compensation otherwise payable to him with respect to such Plan Year, in the amount set forth below. The amount which a Participant may elect to defer under this Plan for any Plan Year shall be a percentage of his Annual Compensation for such Plan Year which is no less than one percent (1%), and no greater than fifteen percent (15%), both of said amounts to be reduced by the total contributions made to the Profit Sharing Plan by the Participant during such Plan Year. Any amounts withheld, pursuant to this Section 3.1, from the Annual Compensation otherwise payable to a Participant shall be credited to his Account as of the date on which such amounts would otherwise have been paid.

3.2 As of the last day of each Plan Year, the Company shall credit a matching contribution to the Account of each Participant who has deferred amounts under the Plan during such Plan Year in accordance with the provisions of Section 3.1 above, other than Participants who: (a) terminated service with the Company and all Affiliates prior to the last day of the Plan Year or (b) failed to complete a Year of Service during the Plan Year; provided, however, that the Committee shall credit a contribution under this Section to the Account of a Participant whose employment terminated during the Plan Year as a result of death or Disability, and who would otherwise be entitled to receive a contribution under this Section, notwithstanding the conditions set forth in (a) and (b) above. The matching contribution shall equal a percentage of the amount deferred hereunder by the Participant during such Plan Year which is equal to the percentage of Salary Reduction Contributions (as such term is defined in the Profit Sharing Plan) allocated as a matching contribution to the Profit Sharing Plan for such Plan Year.

3.3 As of the last day of each Plan Year, the Company shall credit a profit sharing contribution to the Account of each Participant hereunder, other than Participants who: (a) terminated service with the Company and all Affiliates prior to the last day of the Plan Year or (b) failed to complete a Year of Service during the Plan Year; provided, however, that the Committee shall credit a contribution under this Section to the Account of a Participant whose employment terminated during the Plan Year as a result of death or Disability, notwithstanding the conditions set forth in (a) and (b) above. The profit sharing contribution hereunder for each Plan Year shall equal a percentage of Annual Compensation in excess of the amount set forth in Section 401(a)(17)(A) of the Code (as in effect for the calendar year in which such Plan Year begins) which is equal to the percentage of compensation allocated as a profit sharing contribution to the Profit Sharing Plan for such Plan Year.

ARTICLE IV

IN-SERVICE WITHDRAWALS

4.1 In the event of an unforeseeable emergency, a Participant may make a written request to the Committee for a withdrawal from his Account. For purposes of this Section, the term “unforeseeable emergency” shall mean a severe financial hardship to the Participant resulting from a sudden and unexpected illness or accident of the Participant or of a dependent (as defined in Section 152(a) of the Code) of the Participant, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. Any determination of the existence of an unforeseeable emergency and the amount to be withdrawn on account thereof shall be made by the Committee. However, notwithstanding the foregoing, a withdrawal will not be permitted to the extent that the financial hardship is or may be relieved: (i) through reimbursement or compensation by insurance or otherwise; (ii) by liquidation of the Participant’s assets, to the extent that liquidation of such assets would not itself cause severe financial hardship; or (iii) by cessation of deferrals under this Plan. In no event shall the need to send a Participant’s child to college or the desire to purchase a home be deemed to constitute an unforeseeable emergency. No member of the Committee shall vote or decide upon any matter relating to the determination of the existence of his own financial hardship or the amount to be withdrawn by him on account thereof. A request for a hardship withdrawal must be made in writing on a form provided by the Committee, and must be expressed as a specific dollar amount. The amount of a hardship withdrawal may not exceed the amount required to meet the severe financial hardship. All hardship withdrawals shall be paid in a lump sum in cash.

Upon a Participant’s receipt of a hardship withdrawal, then notwithstanding any other provision herein to the contrary, such Participant shall be prohibited from making any further deferrals pursuant to Section 3.1 hereof for a period of twelve (12) months, beginning on the date on which the withdrawal is made. The Participant may elect to resume deferrals pursuant to Section 3.1 hereof as of the first full payroll period beginning on or after the September 1, December 1, March 1 or June 1 immediately following the last day of such twelve (12) month period by executing a new participation agreement within the time period prior to such date established by the Committee.

4.2 A Participant may, prior to the beginning of any Plan Year, on a form prescribed by the Committee, elect to receive an in-service withdrawal of amounts to be deferred by him, pursuant to Section 3.1 hereunder, with respect to such Plan Year. Such election shall apply only to amounts deferred by the Participant during the Plan Year immediately following the election, and must set forth the specific dollar amount to be withdrawn and the time at which payment is to be made, which shall in no event precede the last day of the five (5) year period commencing on the first day of such Plan Year. Any withdrawal under this Section 4.2 shall be made in a single lump sum, in cash.

4.3 Withdrawals shall be charged pro rata to the individual investment options in which amounts credited to the Participant’s Account are deemed to be invested, pursuant to his designation under Section 5.3 hereof.

ARTICLE V

CREDITING OF CONTRIBUTIONS AND INCOME

5.1 All amounts deferred by a Participant pursuant to the provisions of Section 3.1 hereof shall be credited to the Account of the Participant, together with all amounts credited to such Account on his behalf pursuant to Sections 3.2 and 3.3 hereof. All payments from an Account between Valuation Dates shall be charged against the Account as of the preceding Valuation Date.

5.2 As of each Valuation Date, the Committee shall credit to each Participant’s Account the deemed income or losses attributable thereto, as provided in Section 5.3 below, as well as any other credits to or charges against such Account.

5.3 Each Participant, upon becoming a Participant in the Plan, may, on a form prescribed by the Committee, designate the manner in which his Account shall be deemed to be invested among the various options designated by the Committee for this purpose. Such designation may be changed as of any Valuation Date, with respect to future contributions and transfers among investment options, by filing an election with the Committee, on a form prescribed by the Committee, within the period of time prior to such Valuation Date established by the Committee. The Participant must designate, in such minimum percentages or amounts as may be prescribed by the Committee, that portion of his Account which the Participant wishes to allocate to each investment option offered hereunder. The investment designation will continue until changed by the timely submission of a new investment designation form, which change will be effective as of the next succeeding Valuation Date. In the absence of any such investment designation, a Participant’s Account shall be deemed to be invested in such property as the Committee, in its sole and absolute discretion, shall determine. In no event may a Participant designate the investment of his Account in stock or other securities of the Company or any Affiliate. The Committee may, but shall not be obligated to, invest amounts credited to a Participant’s Account in accordance with the investment designations of such Participant; nevertheless, the Account of such Participant shall be credited with the amount of income, gains and losses attributable thereto, as if the amounts credited to such Account had been so invested. The Committee shall be authorized at any time and from time to time to modify, alter, delete or add to the investment options hereunder. In the event a modification occurs, the Committee shall notify those Participants whom the Committee, in its sole and absolute discretion, determines are affected by the change, and shall give such persons such additional time as is determined necessary by the Committee to designate the manner and percentage in which amounts thereby affected shall be deemed to be invested. The Committee shall not be obligated to substitute options with similar investment criteria for existing options, nor shall it be obligated to continue the types of investment options presently available to the Participants.

ARTICLE VI

BENEFITS

6.1 Upon the death of a Participant, the Beneficiary of such Participant shall be entitled to the entire value of all amounts credited to such Participant’s Account, as of the Valuation Date coincident with or preceding the date of distribution, increased by the amount of Participant deferrals, if any, together with amounts, if any, credited as matching or profit sharing contributions on such Participant’s behalf, after such Valuation Date. If a Participant fails to name a Beneficiary, or if the Beneficiary named by a Participant predeceases him or dies before complete distribution of the Participant’s Account, then the entire value of the Participant’s Account shall be paid pursuant to the provisions of Section 8.3 of the Profit Sharing Plan.

6.2 Upon a Participant’s Disability or attainment of Normal Retirement Age, such Participant shall be entitled to the entire value of all amounts credited to his Account, as of the Valuation Date coincident with or preceding the date of distribution, increased by the amount of Participant deferrals, if any, together with amounts, if any, credited as matching or profit sharing contributions on such Participant’s behalf, after such Valuation Date.

6.3 In the event of the termination of service of a Participant for reasons other than death, Disability or the attainment of Normal Retirement Age, the Participant shall be entitled to that portion of the value of amounts credited to his Account in which he has a vested interest, as set forth in Section 6.4 below, as of the Valuation Date coincident with or next preceding the date of distribution, increased by the amount of Participant deferrals, if any, after such Valuation Date. Transfer of a Participant among the Company and its Affiliates shall not be deemed for any purpose under the Plan to be a termination of service of a Participant. A Participant shall be deemed to have terminated service only upon his actual termination of service with the Company and all Affiliates.

6.4 That portion of a terminated Participant’s benefits in which he is vested shall be:

(a) the entire value of all amounts credited to his Account which are attributable to deferrals made by such Participant pursuant to the provisions of Section 3.1 hereof; and

(b) a percentage of the value of all amounts credited to his Account which are attributable to matching or profit sharing contributions credited on his behalf pursuant to the provisions of Sections 3.2 and 3.3 hereof, such percentage to be determined in accordance with the following schedule:

Completed Years of Service	Percentage Payable
Less than 3 years	0%
3 years but less than 5 years	50%
5 years but less than 6 years	60%
6 years but less than 7 years	80%
7 years or more	100%

Any amounts credited to a Participant’s Account in which he is not vested, as provided in this Section 6.4, shall be forfeited as of the date on which the Participant receives a distribution under Section 7.2 hereof.

6.5 Notwithstanding any other provision herein to the contrary, upon a Change in Control, each Participant shall be entitled to the entire value of all amounts credited to such Participant’s Account as of the effective date of such Change in Control. Upon a Change in Control, the Board may, in its sole and absolute discretion, and notwithstanding any other provision herein to the contrary, direct that all benefits hereunder will be paid as soon as administratively practicable after the effective date thereof.

6.6 In the event that an amendment to this Plan directly or indirectly changes the vesting schedule set forth in Section 6.4 above, the vested percentage of each Participant in his benefit accumulated to the date when the amendment is adopted shall not be reduced as a result of the amendment. In addition, any Participant with at least three (3) Years of Vesting Service at that time may irrevocably elect, by written notice to the Committee, within the election period hereinafter provided, to remain under the pre-amendment vesting schedule with respect to all of his benefits accrued both before and after the amendment. The election period shall begin no later than the date on which the amendment is adopted and shall end no earlier than sixty (60) days after the latest of: (a) the date on which the amendment is adopted, (b) the date on which the amendment becomes effective, or (c) the date on which the Participant is issued written notice of the amendment by the Company or the Committee.

ARTICLE VII

PAYMENT OF BENEFITS

7.1 Payment of a Participant’s benefit on account of Disability, the attainment of Normal Retirement Age or termination of service after the completion of twenty-five (25) Years of Service shall be made either in a lump sum in cash, or in cash payments in annual installments over a period certain not exceeding twenty (20) years, such method of payment to be irrevocably elected by the Participant on his initial participation agreement; provided, however, that payment will be made in a lump sum in any event if, at the time distribution of the Account is to commence, the value of the benefit in which such Participant has a vested interest is less than $50,000. Furthermore, notwithstanding the commencement of installment payments under this Section 7.1, the entire value of all remaining amounts credited to a Participant’s Account shall be distributed to him in a lump sum in cash, at such time as the value of such remaining amounts is less than $50,000. Payment shall commence at the time specified by the Participant on his initial participation agreement, which shall in no event be later than sixty (60) days following the last day of the Plan Year in which the Participant’s termination of employment occurs. If installment payments are made, such payments shall be charged pro rata to the individual investment options in which amounts credited to the Participant’s Account are deemed to be invested, pursuant to his designation under Section 5.3 hereof. Furthermore, the Committee shall continue to credit the unpaid balance of the Participant’s Account with the deemed income and losses attributable thereto, in accordance with such Participant’s elections pursuant to the provisions of Section 5.3 hereof, as well as with any other credits to or charges against the unpaid balance of such Account, during the period for which installment payments are made.

7.2 Payment of a Participant’s benefit on account of death or termination of service prior to the completion of twenty-five (25) Years of Service for reasons other than Disability or the attainment of Normal Retirement Age, shall be made in a lump sum in cash. Payment of a Participant’s death benefits shall be made to his Beneficiary as soon as practicable after the last day of the Plan Year coincident with or next following the Committee’s receipt of proper notice of such Participant’s death. Payment of any benefits, other than death benefits, under this Section 7.2 shall be made at the time specified by the Participant on his initial participation agreement, which shall in no event be later than sixty (60) days following the last day of the Plan Year in which the Participant’s termination of employment occurs.

7.3 Notwithstanding any other provision herein to the contrary, upon the effective date of a Change in Control or following the commencement of installment payments hereunder, as provided in Section 7.1 above, a Participant may elect at any time thereafter, on a form prescribed by the Committee, to accelerate the date on which payment of his benefit hereunder would otherwise be made. Upon such election, the amount to which such Participant is entitled shall be ninety percent (90%) of the vested benefit otherwise payable hereunder, which shall be distributed in one lump sum, in cash, as soon as administratively practicable following such election. The remainder of any amounts credited to such Participant’s Account in which he is otherwise vested shall be forfeited as of the date of such distribution. If, at the time of such election, the Participant is employed by the Company or an Affiliate (as, for example, in the case of a Change in Control), such Participant shall be prohibited from participating in the Plan for a period of twelve (12) months from the date on which he receives the accelerated distribution, and no amounts shall be credited to his Account pursuant to Sections 3.1, 3.2 or 3.3 hereunder with respect to such twelve (12) month period. The Participant may again elect to participate in the Plan as of the first full payroll period beginning on or after the September 1, December 1, March 1 or June 1 immediately following the last day of such twelve (12) month period by executing a new participation agreement within the time prior to such date established by the Committee.

7.4 Notwithstanding the provisions of sections 7.1 or 7.2, the benefits payable hereunder may be paid before they would otherwise be payable if, based on a change in the federal or applicable state tax or revenue laws, a published ruling or similar announcement issued by the Internal Revenue Service, a regulation issued by the Secretary of the Treasury, a decision by a court of competent jurisdiction involving a Participant or a Beneficiary, or a closing agreement made under section 7121 of the Code that is approved by the Internal Revenue Service and involves a Participant, the Committee determines that a Participant has or will recognize income for federal or state income tax purposes with respect to amounts that are or will be payable under the Plan before they otherwise would be paid. The amount of any payments pursuant to this Section 7.4 shall not exceed the lesser of: (a) the amount in the Participant’s Account or (b) the amount of taxable income with respect to which the tax liability is assessed or determined.

7.5 The payment of benefits under the Plan shall begin at the date specified in accordance with the provisions of Sections 7.1 and 7.2 hereof; provided that, in case of administrative necessity, the starting date of payment of benefits may be delayed up to thirty (30) days as long as such delay does not result in the Participant or Beneficiary receiving the distribution in a different taxable year than he would if no such delay had occurred.

ARTICLE VIII

ADMINISTRATION OF THE PLAN

8.1 The Company may establish a Trust Fund for the purpose of retaining assets set aside by the Company pursuant to the Trust Agreement for payment of all or a portion of the benefits payable pursuant to the Plan. Any benefits not paid from a Trust shall be paid from the Company’s general assets. The Trust Fund, if such shall be established, shall be subject to the claims of general creditors of the Company in the event the Company is Insolvent, as defined in the Trust Agreement.

8.2 Any benefits payable under the Profit Sharing Plan shall be payable solely in accordance with the terms and provisions thereof, and nothing in this Agreement shall operate or be construed in any way to modify, amend or affect the terms and provisions of the Profit Sharing Plan.

8.3 The Plan shall be administered by the Committee. The members of the Committee shall not receive compensation with respect to their services for the Committee. The members of the Committee shall serve without bond or security for the performance of their duties hereunder unless applicable law makes the furnishing of such bond or security mandatory or unless required by the Company. Any member of the Committee may resign by delivering his written resignation to the Company and to the other members of the Committee.

8.4 The Committee shall perform any act which the Plan authorizes expressed by a vote at a meeting or in a writing signed by a majority of its members without a meeting. The Committee may, by a writing signed by a majority of its members, appoint any member of the Committee to act on behalf of the Committee. Any person who is a member of the Committee shall not vote or decide upon any matter relating solely to himself or vote in any case in which his individual right or claim to any benefit under the Plan is particularly involved. If, in any matter or case in which a person is so disqualified to act, the remaining persons constituting the Committee cannot resolve such matter or case, the Board will appoint a temporary substitute to exercise all the powers of the disqualified person concerning the matter or case in which he is disqualified.

8.5 The Committee may designate in writing other persons to carry out its responsibilities under the Plan, and may remove any person designated to carry out its responsibilities under the Plan by notice in writing to that person. The Committee may employ persons to render advice with regard to any of its responsibilities. All usual and reasonable expenses of the Committee shall be paid by the Company. The Company shall indemnify and hold harmless each member of the Committee from and against any and all claims and expenses (including, without limitation, attorney’s fees and related costs), in connection with the performance by such member of his duties in that capacity, other than any of the foregoing arising in connection with the willful neglect or willful misconduct of the person so acting.

8.6 The Committee shall establish rules, not contrary to the provisions of the Plan, for the administration of the Plan and the transaction of its business. The Committee shall determine the eligibility of any individual to participate in the Plan, shall interpret the Plan in its sole and absolute discretion, and shall determine all questions arising in the administration, interpretation and application of the Plan. All determinations of the Committee shall be conclusive and binding on all employees, Participants and Beneficiaries, subject to the provisions of this Plan and applicable law.

8.7 Any action to be taken hereunder by the Company shall be taken by resolution adopted by the Board or an executive committee thereof; provided, however, that by resolution, the Board or an executive committee thereof may delegate to any officer of the Company the authority to take any actions hereunder, other than the power to amend or terminate the Plan.

ARTICLE IX

CLAIM REVIEW PROCEDURE

9.1 In the event that a Participant or Beneficiary is denied a claim for benefits under this Plan (the “Claimant”), the Committee shall provide to the Claimant written notice of the denial which shall set forth:

(a)	the specific reason or reasons for the denial;

(b)	specific references to pertinent Plan provisions on which the Committee based its denial;

(c)	a description of any additional material or information needed for the Claimant to perfect the claim and an explanation of why the material or information is needed;

(d)	a statement that the Claimant may:

(i)	Request a review upon written application to the Committee;

(ii)	Review pertinent Plan documents; and

(iii)	Submit issues and comments in writing; and

(e)	That any appeal the Claimant wishes to make of the adverse determination must be in writing to the Committee within sixty (60) days after receipt of the Committee’s notice of denial of benefits. The Committee’s notice must further advise the Claimant that his failure to appeal the action to the Committee in writing within the sixty (60) day period will render the Committee’s determination final, binding, and conclusive.

9.2 If the Claimant should appeal to the Committee, he, or his duly authorized representative, may submit, in writing, whatever issues and comments he, or his duly authorized representative, feels are pertinent. The Committee shall re-examine all facts related to the appeal and make a final determination as to whether the denial of benefits is justified under the circumstances. The Committee shall advise the Claimant in writing of its decision on his appeal, the specific reasons for the decision, and the specific Plan provisions on which the decision is based. The notice of the decision shall be given within sixty (60) days of the Claimant’s written request for review, unless special circumstances (such as a hearing) would make the rendering of a decision within the sixty (60) day period infeasible, but in no event shall the Committee render a decision regarding the denial of a claim for benefits later than 120 days after its receipt of a request for review. If an extension of time for review is required because of special circumstances, written notice of the extension shall be furnished to the Claimant prior to the date the extension period commences. The Committee’s notice of denial of benefits shall identify the address to which the Claimant may forward his appeal.

9.3 The Company shall promptly reimburse each Claimant for his legal fees reasonably incurred in successfully attempting to secure payment of the benefit to which such Claimant is entitled hereunder.

ARTICLE X

LIMITATION OF RIGHTS

The establishment of this Plan shall not be construed as giving to any Participant, employee of the Company or any person whomsoever, any legal, equitable or other rights against the Company, or its officers, directors, agents or shareholders, or as giving to any Participant or Beneficiary any equity or other interest in the assets or business of the Company or shares of Company stock or as giving any employee the right to be retained in the employment of the Company. All employees of the Company and Participants shall be subject to discharge to the same extent they would have been if this Plan had never been adopted. The rights of a Participant hereunder shall be solely those of an unsecured general creditor of the Company.

ARTICLE XI

LIMITATION OF ASSIGNMENT AND PAYMENTS TO

LEGALLY INCOMPETENT DISTRIBUTEE

11.1 No benefits which shall be payable under the Plan to any person shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of the same shall be void. No benefit shall in any manner be subject to the debts, contracts, liabilities, engagements or torts of any person, nor shall it be subject to attachment or legal process for or against any person, except to the extent required by law.

11.2 Whenever any benefit which shall be payable under the Plan is to be paid to or for the benefit of any person who is then a minor or determined by the Committee, on the basis of qualified medical advice, to be incompetent, the Committee need not require the appointment of a guardian or custodian, but shall be authorized to cause the same to be paid over to the person having custody of the minor or incompetent, or to cause the same to be paid to the minor or incompetent without the intervention of a guardian or custodian, or to cause the same to be paid to a legal guardian or custodian of the minor or incompetent, if one has been appointed, or to cause the same to be used for the benefit of the minor or incompetent.

ARTICLE XII

AMENDMENT TO OR TERMINATION OF THE PLAN

The Company reserves the right at any time to amend or terminate the Plan in whole or in part by resolution of the Board; provided, however, that upon a Change in Control, any amendment or termination of the Plan shall, for a period of two (2) years following the effective date of such Change in Control, require the prior written consent of a majority of all Participants and Beneficiaries hereunder, including those Participants and Beneficiaries who, at the time of such amendment or termination, are currently entitled to a benefit hereunder, whether or not employed at such time by the Company or an Affiliate. No amendment shall have the effect of retroactively changing or depriving Participants or Beneficiaries of rights already accrued under the Plan. In the event that the Company shall change its name, the Plan shall be deemed to be amended to reflect the name change without further action of the Company, and the language of the Plan shall be changed accordingly. Upon termination of the Plan, the Board may, in its sole and absolute discretion, and notwithstanding any other provision hereunder to the contrary, direct that all benefits hereunder will be paid as soon as administratively practicable thereafter.

ARTICLE XIII

STATUS OF PARTICIPANT AS UNSECURED CREDITOR

All benefits under the Plan shall be the unsecured obligations of the Company and, except for those assets which may be placed in a Trust Fund established in connection with this Plan, no assets will be placed in trust or otherwise segregated from the general assets of the Company for the payment of obligations hereunder. To the extent that any person acquires a right to receive payments hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

ARTICLE XIV

GENERAL AND MISCELLANEOUS

14.1 Severability. In the event that any provision of this Plan shall be declared illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining provisions of this Plan but shall be fully severable and this Plan shall be construed and enforced as if said illegal or invalid provision had never been inserted herein.

14.2 Construction. The section headings and numbers are included only for convenience of reference and are not to be taken as limiting or extending the meaning of any of the terms and provisions of this Plan. Whenever appropriate, words used in the singular shall include the plural or the plural may be read as the singular. When used herein, the masculine gender includes the feminine gender.

14.3 Governing Law. The validity and effect of this Plan and the rights and obligations of all persons affected hereby shall be construed and determined in accordance with the laws of the State of Texas unless superseded by federal law.

14.4 No Requirement to Fund. The Company is not required to set aside any assets for payment of the benefits provided under this Plan; however, it may do so as provided in the Trust Agreement, if any. A Participant shall have no security interest in any such amounts. It is the Company’s intention that this Plan be construed as a plan which is unfunded and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees.

14.5 Taxes. All amounts payable hereunder shall be reduced by any and all federal, state and local taxes imposed upon the Participant or his Beneficiary which are required to be paid or withheld by the Company or an Affiliate.